Exhibit 4.2
CO-INVESTMENT AGREEMENT
     This agreement (the “Co-investment Agreement”) is entered into on 28 April, 2007
BY AND BETWEEN
•	TELEFONICA S.A., a Spanish company with registered office at 28013, Madrid, Gran Via n. 28, Spain (“TE”);

•	ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Piazza Duca degli Abruzzi n. 2, Trieste, Italy (“AG”);

•	SINTONIA S.A., a Luxembourg company with registered office at 1, Place d’Armes, L-1136 Luxembourg (“SI”);

•	INTESA SANPAOLO S.p.A., an Italian company with registered office at Piazza San Carlo n. 156, Torino, Italy (“IS”);

•	MEDIOBANCA S.p.A., an Italian company with registered office at Piazzetta Cuccia n. 1, Milano, Italy (“MB”);
     (collectively the “Parties” and each, individually, a “Party”)
WHEREAS
          1. With the execution of this Co-investment Agreement the Parties wish to establish the terms and conditions for (i) their participation into Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 to be subsequently transformed and renamed “Telco S.p.A.”, an Italian joint stock corporation (“Telco” or “Newco”), and (ii) the presentation by the Parties, also on behalf of Newco, of an offer (the “Offer”) for the acquisition by Newco from Pirelli & C. S.p.A. (“PC”) and Sintonia S.p.A. and Sintonia S.A. (together “Sintonia”) (the “Acquisition”) of 100% of the share capital of a holding company named Olimpia S.p.A. (“O” and such shares, the “Olimpia Shares”), which in turn holds a stake of 17.99% of the ordinary share capital of Telecom Italia S.p.A. (“TI”).

          2. AG and MB are already shareholders of TI in which they respectively hold (i) as regards AG, approximately No. 543,40 million ordinary shares equal to 4.06% of TI’s ordinary share capital; and (ii) as regards MB, approximately No. 206,46 million ordinary shares equal to 1.54% of TI’s ordinary share capital.
          3. On 18 October 2006, AG and MB executed together with PC, SI and O a shareholders’ agreement (the “Current Shareholders’ Agreement”), attached hereto as Annex A, which, upon the sale by PC and SI of the Olimpia Shares shall cease to have any effect.
          4. Therefore, subject to PC and SI deciding to accept the Offer, the Parties wish to fund and to manage Newco in accordance with the terms and conditions of this Co-investment Agreement, the Shareholders’ Agreement (as defined below) and relevant attachments.
          5. A fundamental assumption of this Co-investment Agreement is that the TI and TE groups will be managed autonomously and independently, without prejudice however to the Parties’ rights and prerogatives resulting from this Co-investment Agreement and the Shareholders’ Agreement.
Now, therefore, in consideration of the foregoing, the Parties hereby,
AGREE AND COVENANT
as follows.
1. Telco
The Parties acknowledge and agree that (i) Newco is currently a dormant company named Centrotrenta 4/6 S.r.l., having the by-laws attached hereto as Annex B, (ii) the Parties will acquire the entire share capital of Newco currently equal to Euro 10.000,00 , (iii) Newco, which is currently incorporated in the form of a società a responsabilità limitata, shall be transformed into a società per azioni, (iv) Newco shall adopt the new by-laws attached hereto as Annex C (the “Newco’s By-Laws”), which, to the maximum possible extent, contains the principles of governance of Newco, while the remaining agreements among the shareholders as to the governance of Newco and O (which it has not been possible to insert in the Newco’s By-Laws) are contained in the shareholders’ agreement attached as Annex D to this Co-Investment Agreement (the “Shareholders’ Agreement”).
2. Offer
The Parties agree that the Offer shall be submitted to PC and Sintonia in the text attached hereto as Annex E.
The Parties hereby agree that (a) if the acceptance of the Offer by PC and Sintonia (the “Acceptance”) were not received by the Parties within the relevant acceptance period indicated in the Offer, or (b) one or more of the Parties’ competent corporate body were not to approve the Acquisition within the 20 Business Days period indicated in the Offer, unless the other Parties agree to proceed with the Acquisition and they agree to the adjustments to be done in the relevant documents, or (c) one or more of the necessary anti-trust or other regulatory approvals indicated in the Offer were not obtained as indicated in the Offer, then the Parties would carry out – and hereby undertake to do so – all the activities necessary and required to unwind the actions and transactions already executed or put in place on the basis of this Co-investment Agreement.
The Parties agree that as soon as practicable following receipt of the Acceptance, they shall complete the acquisition of Newco and shall cause the adoption of the Newco’s resolutions to implement the undertaking of this Co-investment Agreement and the connected Shareholders’ Agreements.
3. Funding and capitalisation of Newco
The Parties agree that, in order to carry out the acquisition of the Olimpia Shares, Newco shall be funded as provided for in this Article 3 (and numerically illustrated in the chart attached hereto as Annex F), it being however hereby agreed and understood (xx) that the following calculations are based on the assumption that each share of Newco will have par value of Euro 1,00, (yy) that, in the event the par value of each of the Newco’s share were increased or reduced, the split indicated herein between nominal value and share premium shall vary accordingly and (zz) that the price to be paid for the Acquisition corresponds to the price indicated in the Offer, with the consequence that, in case such a price were increased or reduced in accordance with the terms and conditions of the Offer, the following calculations shall be amended accordingly.
The Parties agree that, prior to acquiring the Olimpia Shares, the extraordinary shareholders’ meeting of Newco shall resolve upon:
(i)	a first share capital increase reserved as follows:
(x)	an amount of Euro 1.375m (corresponding to Euro 2,53 per share), of which Euro 543m of nominal value and Euro 831m of share premium, to be subscribed for and paid in by AG which undertakes to fully subscribe for through the contribution in kind of its direct shares in TI free of any charges, options and rights in favour of third parties, pledges and encumbrances; and

(y)	an amount of Euro 522m (corresponding to Euro 2,53 per share), of which Euro 206m of nominal value and Euro 316m of share premium, to be subscribed for and paid in by MB which undertake to fully subscribe for through the contribution in kind of its direct shares in TI free of any charges, options and rights in favour of third parties, pledges and encumbrances(together, the “First Share Capital Increase”).
(ii)	upon resolution to transform Newco as provided for in Article 1(iii) above, a second share capital increase reserved to TE, which TE undertakes to fully subscribe and pay in, for an amount of Euro 2,314m (corresponding to Euro 2,82 per share), of which Euro 821m of nominal value and Euro 1.493m of share premium, to be subscribed for and paid in by TE in cash through immediately available funds or through the conversion of the shareholder’s loan granted by TE (the “Second Share Capital Increase”);

(iii)	a third share capital increase reserved to IS, which IS undertakes to fully subscribe and pay in, for an amount of Euro 522m (corresponding to Euro 2,53 per share), of which Euro 206m of nominal value and Euro 316m of share premium, to be subscribed for and paid in by IS in cash through immediately available funds or through the conversion of the shareholder’s loan granted by IS (the “Third Share Capital Increase”);

(iv)	a fourth share capital increase reserved to SI, which SI undertakes to fully subscribe and pay in, for an amount of Euro 412m (corresponding to Euro 2,53 per share), of which Euro 163m of nominal value and Euro 249m of share premium, to be subscribed for and paid in by SI in cash through immediately available funds or through the conversion of the shareholder’s loan granted by SI (the “Fourth Share Capital Increase”).
Consequently, after completion in full of the First Share Capital Increase, Second Share Capital Increase, Third Share Capital Increase and Fourth Share Capital Increase (the “Share Capital Increases”) the stakes in the share capital of Newco shall be the following: (i) AG will hold a stake of 28,0%, (ii) MB will hold a stake of 10,6%, (iii) TE will hold a stake of 42,3%, (iv) IS will hold a stake of 10,6% and (v) SI will hold a stake of 8,4%.
The Parties agree that the extraordinary shareholders’ meeting of Newco resolving on the Share Capital Increases shall delegate the board of directors of Newco to carry out and execute all the actions and formalities relating to the Share Capital Increases required by law and provided for under this Co-investment Agreement.
The Parties acknowledge that (aa) the Share Capital Increases shall be resolved upon during the same shareholders’ meeting of Newco, provided that (x) the transformation of Newco into a società per azioni pursuant to article 1.(iii) and (y) the subsequent appointment of the new board of directors as provided in Article 1.1(a) and (b) of the Shareholders’ Agreement, shall be resolved after the resolution relating to the First

Share Capital Increase, and in any case in order to ensure that the resolutions listed under points from (i) to (iv) above shall be completed in the shortest possible timeframe, being they linked one to each other, (bb) such extraordinary shareholders’ meeting shall be held following the Acceptance and the satisfaction of the relevant conditions and delivery of the appraisal made by an expert on the value of the TI shares owned by AG and MB (which the Parties trust may be obtained prior to Closing (as defined in the Offer) and in any case timely for the purpose of Closing, (cc) upon the resolution having been adopted, (x) the subscription of all the Share Capital Increases shall occur and (y) the contribution in kind relating to the First Share Capital Increase and the contribution in cash relating to the other Share Capital Increases shall be completed and fully paid in; (dd) in partial derogation to points (aa) through (cc) above, in the event that completion of the First Share Capital Increase were delayed because of the appointed expert’s appraisal is not delivered before Closing, then each of TE, IS and SI shall provide, respectively and severally, to Newco a shareholder’s loans (with no compensation) for a term not exceeding 20 calendar days (the “Shareholders’ Loan Terms”) and for an amount equal to the sum of the Second Share Capital Increase, Third Share Capital Increase and Fourth Share Capital Increase respectively, and which TE, IS and SI shall convert into share capital in execution of the Share Capital Increases respectively reserved to them at the earlier of aaa) the delivery of the appraisal and the completion of the First Share Capital Increase, or bbb) the elapse of the Shareholders’ Loan Term, provided that, in the event under bbb), the First Capital Increase will take place as soon as possible thereafter.
The Parties further acknowledge and agree that:
➢	on or before the Closing Date (as defined in the Offer), Newco shall borrow at market conditions from MB, IS or other primary financial institutions appointed by MB and IS, subject to acceptance in writing by TE, a loan for an amount of approximately Euro 1.000 m (the “Facility”).

➢	immediately after the Closing Date (as defined in the Offer), the extraordinary shareholders’ meeting of Newco shall resolve a fifth share capital increase for an amount up to Euro 900m, at an issue price of Euro 2,53 per share, which shall be open for subscription (to be fully paid in cash upon subscription) for a maximum term of six months as follows, and which purpose will be to finance the total or partial reimbursement of the Facility (the “Fifth Share Capital Increase”):
(i)	a portion of the Fifth Share Capital Increase in Class B shares, equal to the percentage corresponding to the stake held at that time by TE in the entire share capital of Newco, reserved to TE for a maximum period of 6 (six) months with the issue of Class B shares it being hereby agreed and understood that if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by TE within such period of 6 (six) months, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by TE;

(ii)	a portion of the Fifth Share Capital Increase equal to the percentage corresponding to the stake held at that time by the existing Class A shareholders’ in the entire share capital of Newco, reserved to the Fifth Share Capital Investors (as defined below) with the issue of Class A shares – bearing pro-quota the same rights and duties pertaining to the already existing Class A shareholders (and it being understood that no shareholder will be granted additional or special rights, unless granted to the relevant Class of Shares under the Shareholders’ Agreement, the Co-investment Agreement and the By-Laws) — to be offered for subscription, for a maximum period of 5 (five) months, to one or more of such Fifth Share Capital Investors (as defined below), under the following conditions:
▪	the amount to be contributed in cash by each Fifth Share Capital Investor in exchange for the shares subscribed under the Fifth Share Capital Increase shall be higher than Euro 100 million, and

▪	the shares subscribed under the Fifth Share Capital Increase by each Fifth Share Capital Investor shall represent less than 5% of the entire share capital of Newco immediately after completion of the Fifth Share Capital Increase;
it being hereby agreed and understood that if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by such Fifth

Share Capital Investors, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by the Fifth Share Capital Investors;
(iii)	a portion equal to the difference between (x) the portion of the Fifth Share Capital Increase reserved to the Fifth Share Capital Investors pursuant to point (ii) above and (y) the portion of such Fifth Share Capital Increase actually subscribed for by such Fifth Share Capital Investors, reserved to the existing Class A shareholders (i.e. IS, AG, SI and MB), with the issue of Class A shares to be offered for subscription, for a maximum period of 1 (one) month following the expiration of the 5 (five) month-period under point (ii) above, it being hereby agreed and understood that (aa) the Class A shareholders shall have the right to subscribe any unopted part of this portion of the Fifth Share Capital Increase not subscribed for by other Class A shareholders, and (bb) if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by the Class A shareholders, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by the Class A shareholders .
For the purposes of this Fifth Share Capital Increase: (i) “Fifth Share Capital Investor” shall mean any company or person, other than a Telecom Operator (as defined below), which is a reputable qualified Italian institutional or private investor, to be selected by IS in agreement with the other Class A shareholders – such agreement not to be unreasonably withheld — and subsequently submitted for acceptance to TE, acceptance which can not be unreasonably denied, that after acquiring any stake in NewCo shall adhere to this Co-investment Agreement and the Shareholders’ Agreement and be subject to obligations thereto and will not have any special rights in the corporate governance of NewCo, other than those attached to Class A shares in accordance with the By Laws and the Shareholders Agreement and those resulting from the applicable law; and (ii) “Telecom Operator” shall mean any company or person operating in the telecom sector and any company or person holding (x) a controlling stake in any non-listed company operating in the telecom sector or (y) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company.
4. Class A and Class B shares
The Parties agree: (A) that, as already provided for in the Newco’s By-Laws, the share capital of Newco shall be divided into two separate categories: the Class A and the Class B shares, (B) that all the share capital increases, following the Fifth Share Capital Increase, shall be resolved “in opzione” pursuant to article 2441, first paragraph, of the Italian Civil Code splitting the overall amount of shares so as to reflect the proportion from time to time existing between Class A and Class B shareholders, (C) that TE shall receive and thereafter acquire (through share capital increases or exercise of the pre-emption right set forth in the Newco’s By-Laws) only Class B shares or Class A shares to be converted into Class B shares, while the other Parties including the Fifth Share Capital Investors (as defined below) and the Italian Qualified Investors (as defined in the Shareholder’s Agreement), if any, shall hold Class A shares, save for the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, (D) that the Class B shares shall have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders’ Agreement and in the Newco’s By-Laws, and (E) that the Parties – following the completion of the Fifth Share Capital Increase - favourably envisage the potential analysis of further contribution of TI Shares into Newco (without prejudice for the principles under the “stand still” clause of the Shareholders Agreement) provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to allow avoidance of possible dilutions.
5. Business of Newco
The Parties agree that (I) the business of Newco shall only be that of investing, holding and disinvesting, directly and indirectly, in TI shares, (II) however, the corporate scope of Newco shall permit, in principle, the carrying out of certain services in the field of activity of TI, provided however that, in order to carry out such services, the prior authorisation of the shareholders’ meeting of Newco shall be required pursuant to Article 2364, first paragraph, No. 5), such authorisation to be approved with the favourable vote of at least 95% of the share capital of Newco.
6. Shareholders’ Agreement
The Parties recognize and agree (i) that the Shareholders’ Agreement contains provisions relating inter alia to (x) the governance of Newco, (y) the governance of O, including the definition of the criteria concerning the appointment of the directors in TI, to the extent feasible and (z) the transfer of Newco, O and TI shares, (ii) that the Newco’s By-Laws have been drafted in order to reflect to the maximum possible extent the principles of governance of Newco and the transfer of Newco’s shares and (iii) that the remaining principles of governance of Newco and O, which was not possible to insert in Newco’s By-Laws, are contained in the Shareholders’ Agreement.
7. Confidentiality
No Party shall make any announcement, communication or disclosure in relation to this Co-investment Agreement, or in relation to the ongoing negotiations between the Parties, or in relation to the status of the same without the other Party’s previous written consent, unless this is required by law and/or by the competent authorities. In this case, the Parties undertake to provide with no delay, to the extent feasible, to the other Parties notice and/or copy of the announcement, communication or disclosure required by law and/or by the competent authorities.
8. Costs and expenses
Each Party shall pay its own costs and expenses (including fees and disbursements of any external legal or financial advisers and accountants) incurred in connection with the preparation, negotiation, and execution of this Co-investment Agreement.
Each Party represents and warrants that this Co-investment Agreement has been concluded without the participation, assistance or intervention, direct or indirect, of any broker, intermediary, commission agent, business agent or similar party, who may claim any expenses, fees, royalties, commission or other costs due to the preparation, negotiation, and execution of this Agreement from the other Parties.
9. Notices
Any notice, objection or other communication to be given by one Party to the other under, or in connection with, this Co-investment Agreement shall be in writing and signed by or on behalf of the Party giving it. It shall be served by sending it by fax to the number set out in this Article 9, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in this Article 9 and in each case marked for the attention of the relevant Party set out in this Article 9 (or as otherwise notified from time to time in accordance with the provisions of this Article 9). Any notice so served by hand, fax, post or e-mail shall be deemed to have been duly given:
(a)	in the case of fax, at the time of the receipt of delivery; or

(b)	in the case of prepaid recorded delivery, special delivery or registered post, at the date indicated in the receipt of delivery,

(c)	in the case of e-mail delivery at the e-mail address indicated below, with receipt of delivery, provided that in each case where delivery by hand or by fax occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the following Business Day. Any references to time in this Article are to local time in the country of the addressee.
The addresses and fax numbers of the Parties for the purpose of Article 9 are as follows:
To TE:
Telefonica S.A.,
Gran Via n. 38, Planta 9,
28013, Madrid, Spain
To the attention of: the Group General Counsel (Ramiro Sanchez de Lerin),

Ph: + 34 91 584 0207
Fax: + 34 91 531 3206
E-mail: secretaria.general@telefonica.es
To AG:
ASSICURAZIONI GENERALI S.p.A.,
Piazza Duca degli Abruzzi n. 2,
34132 Trieste, Italy
To the attention of: Mr. Giovanni Perissinotto
Ph: + 39 040 671036
Fax: + 39 040 671260
E-mail: giovanni_perissinotto@generali.com
To SI:
SINTONIA S.A.
1, Place d’Armes,
L-1136 Luxembourg
Luxembourg
To the attention of: Mr. Gustave Stoffel
Ph: + 352 26 266255
Fax: + 352 26 266256
E-mail: gustave.stoffel@pt.lu
To IS:
INTESA SANPAOLO S.p.A.
Piazza Scala n. 6,
20121 Milano, Italy
To the attention of Mr. Gaetano Miccichè and Mr. Fabio Canè
Ph: + 39 02 879 42650
Fax: + 39 02 879 43 540

E-mail: gaetano.micciche@intesasanpaolo.com, and Fabio.cane@intesasanpaolo.com
To MB:
MEDIOBANCA S.p.A.
Piazzetta Cuccia n. 1,
20121 Milano, Italy
To the attention of: Mr. Clemente Rebecchini and Ms. Cristiana Vibaldi
Ph: + 39 02 8829 202 and + 39 02 8829 455
Fax: + 39 02 8829 943
E-mail: clemente.rebecchini@mediobanca.it , cristiana.vibaldi@mediobanca.it
A Party may notify the other Party of a change to its name, relevant addressee, address or fax number for the purposes of this Article 9, provided that, such notice shall only be effective on:
(i)	the date specified in the notice as the date on which the change is to take place; or

(ii)	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following ten (10) Business Days after notice of any change has been given.
10. Variations
No variation of this Co-investment Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, amendment, supplement, deletion or replacement however effected.
11. Severability
If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Co-investment Agreement, but without invalidating any of the remaining provisions of this Co-investment Agreement. In any such event the Parties shall negotiate in good faith and agree all those amendments to this Co-investment Agreement which are consequently necessary to replace the invalid or unenforceable provision with terms having as near as possible the same commercial effect with a view to maintain unaltered the Parties’ mutual interests as currently protected under this Co-investment Agreement and in any case preserving a balance between their respective rights and obligations in enabling them to fully perform their obligations as contemplated hereunder.
12. Entirety of Agreement
This Co-investment Agreement constitutes together with its Annexes the entire agreement and understanding of the Parties in relation to the transactions hereby contemplated and supersedes any and all prior agreements and arrangements, whether written or oral, that may exist between the Parties with respect to the matters contemplated therein.
13. No waiver and further assurances
No failure or delay by any of the Parties in exercising any right or remedy provided by law or pursuant to this Co-investment Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy. Each of the Parties undertakes to the others to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents (including without limitation any agreement or arrangement which shall be entered into between the Parties) as set forth in this Co-investment Agreement, as may be required to implement and/or give effect to this Co-investment Agreement and the transactions contemplated hereunder.
14. Governing law/Exclusive Jurisdiction
This Co-investment Agreement shall be governed by, and interpreted in accordance with, the laws of the Republic of Italy. Any disputes arising out of or in connection with this Co-investment Agreement shall be submitted by the Parties to arbitration. The venue of the arbitration shall be Milan. The arbitration shall be conducted in the English language and in accordance with ICC Rules.
* * * * *

TELEFONICA S.A.	ASSICURAZIONI GENERALI S.P.A.

INTESA SANPAOLO S.P.A.	MEDIOBANCA S.P.A.

SINTONIA S.A.

BY-LAWS
TITLE I
NAME – REGISTERED OFFICE – PURPOSE – DURATION
Article 1
(Name)
1.1 The name of the company shall be [•] (hereinafter “the Company”).
Article 2
(Registered office)
2.1 The Company has its registered office in Milan.
2.2 Secondary offices, branches, administrative and technical offices, representations, agencies, and dependencies of all types, can be established, transferred, and abolished — in Italy and abroad - by way of resolution of the Board of Directors; moreover, the transfer of the registered office of the Company within the territory of Italy can be decided by way of resolution of the Board of Directors.
2.3 The domicile of the shareholders, the directors, the auditors and accountant – for their relations with the Company – is that shown in the Company books.
Article 3
(Purpose)
3.1 The Company has for its purpose:
(a) The investment in, holding of, and disinvestment in shares, direct and indirect, in [•], only with the purpose of stable investments and not vis-à-vis the public;
(b) the management and coordination of the activities of the controlled companies;
(c) the provision of services for and the management, without territorial limit, of licensed telecommunication services for public use and use in the free market, as well as corporate or administrative organizational services in the publishing, advertising, data processing, telecommunications and multimedia sectors for the benefit of the participated companies, excluding any activities reserved to directors and those persons enrolled on the professional register;
(d) any other transaction or activity instrumental – and not prevalent – to the foregoing activities, including the grant of loans, issue of bank guarantees, sureties and endorsements in favour of subsidiaries, expressly excluding the exercise of these activities and of any other financial activity vis à vis the public and the exercise of qualified professional activities, the offering of securities to the public and the granting of consumer credit, including with regard to own shareholders, and in any event with the absolute exclusion of activities reserved under Laws 12/1979, 1966/1969, 1815/1939, and Legislative Decrees 385/1993 (Article 106) and 58/1998.

Article 4
(Duration)
4.1 The term of the Company is fixed for a period ending on thirty-one (31) December (12) two thousand and fifty (2050).
TITLE II
CAPITAL – SHARES – WITHDRAWAL – BONDS – FINANCING
Article 5
(Capital and Shares)
5.1 The share capital is equal to Euro [•] and is divided into [•] ([•]) shares (hereinafter, the “Shares”), with a nominal value of Euro [•] ([•]) each, of which [•] ([•]) Shares belong to Class A (hereinafter “Class A Shares”) and [•] ([•]) Shares belong to Class B (hereinafter “Class B Shares”); Class A Shares and Class B Shares confer upon their holders equal economic and administrative rights, except as indicated in this Article 5, and in Articles 7, 8, 15 and 22 of the By-laws.
5.2 [Note: to be completed with the description of the first share capital increase]
5.3 [Note: to be completed with the description of the second share capital increase]
5.3-bis [Note: to be completed with the description of the third share capital increase]
5.4 [Note: to be completed with the description of the fourth share capital increase]
5.5 [Note: to be completed with the description of the fifth share capital increase]
5.6 [For the purposes of Article 5.5, “Fifth Share Capital Investors” shall mean any company or person, other than a Telecom Operator (as defined below), which is a reputable qualified Italian institutional or private investor to be selected by Class A shareholders and subsequently submitted for acceptance to the Class B shareholders, acceptance which cannot be unreasonably denied.
For the purposes of these by-laws, “Telecom Operator” shall mean any company or person operating in the telecom sector and any company or person holding (a) a controlling stake in any non-listed company operating in the telecom sector or (b) a stake in a listed company operating in the telecom sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company.
For the purposes of these by-laws, “Founding Class A shareholders” indicates the Class A shareholders who have subscribed Class A shares within the share capital increases provided under paragraphs 5.2, 5.3-bis e 5.4 above.
5.7 The share capital may also be increased by contribution of credits and contribution in kind, pursuant to article 2440 of the Italian Civil Code.
5.8 In the event of an increase of capital, without consideration or with consideration without exclusion of the option right, the shareholders who hold Class A Shares shall have the right to receive and subscribe Class A Shares and the shareholders who hold Class B Shares shall have the right to receive and subscribe for Class B Shares. In the event that any holders of Class A Shares have not fully exercised their pre-emption right, the other holders of Class A Shares shall have the preferred right to exercise the pre-emption on the unopted Class A Shares. In the same manner, in the event that any holders of Class B Shares have not fully exercised their pre-emption right, the other holders of Class B Shares shall have the preferred right to exercise the pre-emption on the unopted Class B Shares. In the event that after the exercise of the option and pre-emption rights by the holders of Class A Shares remain Class A Shares not subscribed, such shares may be subscribed, by means of the exercise of the option and pre-emption right, by the holders of Class B shares in proportion to their stakeholding on the total number of Class B shares issued by the Company, subject to the automatic conversion of the aforesaid Class A shares at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share subscribed. In the event that after the exercise of the option and pre-emption rights by the holders of Class B Shares remain Class B Shares not subscribed, such shares may be subscribed, by means of the exercise of the option and pre-emption right, by the holders of Class A shares in proportion to their stakeholding on the total number of Class A shares issued by the Company, subject to the automatic conversion of the aforesaid Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share subscribed.
5.9 Without prejudice to the provisions set forth in article 5.7 above, the share capital increases not fully subscribed by Class A and by Class B shareholders after the exercise of the option and pre-emption rights as the case may be, will be deemed subscribed up to the amount actually subscribed.
5.10 The shares are represented by share certificates.
5.11 The shares are registered; their conversion into bearer shares is not allowed.
Article 6
(Withdrawal)
The right of withdrawal does not belong to the shareholders who have not participated in the decisions regarding:
-	the extension of the term of the Company’s duration, and

-	the introduction or removal of commitments to the circulation of stock certificates.
Article 7
(Transfer of Shares)
7.1 Within the limits provided by this article 7 and by article 8, the shares are transferable to shareholders and to third parties, whether by a deed between living people or by reason of death.
The provisions of this article 7 and of article 8 apply not only to the transfer of Shares, but to the transfer of any right whatsoever relating to them, including, by way of example, (i) all shares or potential financial instruments of the Company (including those provided for in article 2346 of the civil code) having voting rights or convertible into shares having voting rights, (ii) all bonds or other financial instruments convertible into, exchangeable with, or conferring to the relevant owner the right to subscription or to acquisition of shares or financial instruments with voting rights of the Company, as well as shares originating in the respective conversion or the exercise of the abovementioned rights, (iii) any other right, title, and/or financial instrument (including rights of option and/or warrant and/or equity swap) that gives a right to the acquisition of and/or subscription to shares and/or financial instruments and/or bonds convertible into/ or exchangeable with, shares or financial instruments having voting rights or convertible into shares having voting rights in the Company, and/or the shares and/or financial instruments acquired on the basis of their exercise. The provisions of this article 7 and article 8 regard – in addition – not only the transfer of full ownership of the Shares and the rights relating thereto, but also the transfer of the bare ownership and whatsoever real rights of enjoyment, exclusive of the real rights of guarantee.
For the purposes of this article 7 and article 8, by act of transfer is meant any transfer by deed between living people, in whatever manner (such as, for purely illustrative purposes, sale, barter, contango, fiduciary transfer, and the modification of the entitlement to the relationship underlying a possible fiduciary commission, the conferring or borrowing of titles, or rather title deeds, gratis or out of generosity, amalgamation, splitting) able to be accomplished, directly or indirectly, in whole or part, including in a transitory manner, the ownership or availability of the Shares and whatever rights, interests, including of a non-property nature, deriving from or connected to the entitlement to the Shares.
For the purposes of this Article 7, “Italian Qualified Investors” shall mean any company or person, other than a Telecom Operator, which is a reputable qualified Italian institutional or private investor previously accepted in writing by the holders of Class B shares, provided that simultaneously with the acquiring of any stake in the Company shall adhere to any agreement executed by the other shareholders of the Company in relation to the Shares of the Company to be transferred.
The provisions of the present article 7 and article 8 do not apply with regard to transfers in favour of companies entirely owned or controlled or controlling pursuant to Article 2359, first paragraph No. 1 of the Civil Code, or operations of partial non–proportional de-merger of the Company, merger by incorporation of entirely owned companies, and merger between companies entirely owned or controlled or controlling pursuant to Article 2359, first paragraph No. 1 of the Civil Code by the same shareholder, provided that the transfer shall be subject to a condition subsequent whereby in case of subsequent change of control of said companies, the Shares shall be deemed not having been transferred and shall have to be returned back to the original Shareholder Transferring Class A Shares or Shareholder Transferring Class B Shares (as defined below), as the case may be.To the extent it does not prevent any of the shareholders from exercising the redemption rights provided for in Articole 28 below, and any right provided for in this By-laws, the provisions of the present article 7 and article 8 do not apply also to transfers through derivative transactions or borrowing of titles according to which the original Shareholder Transferring Class A Shares (being a bank, financial company or insurance company), as the case may be (i) shall have the full title and ownership of the Shares upon termination of the relevant transaction, and, in any case, (ii) shall maintain medio tempore all administrative and economic rights on the Shares under the derivative transaction or being object of the borrowing of titles; failure of such conditions will entail the immediate application of this article 7 and following article 8.
7.2 The shareholder who intends to transfer Class A shares (hereinafter the “Shareholder Transferring Class A shares”) to a potential third party acquirer, including a shareholder of the Company (hereinafter, a “Person Bidding for Class A shares”) must offer them in advance on equal terms to the other shareholders who hold Class A shares and subsequently, under the circumstances set forth by the following point (ii), to the shareholders who hold Class B shares; the holders of Class A shares may acquire the shares offered in pre-emption in proportion to the number of Class A shares held by each of them compared with the total number of Class A shares issued by the Company; the holders of Class B shares may acquire the shares offered in pre-emption , under the circumstances set forth in the following point (ii) below and in proportion to the number of Class B shares held by each of them compared with the total number of Class B shares; the above mentioned procedure shall occur in compliance with the following mechanisms: (hereinafter the “Right of Pre-emption”):
(i) The Shareholder Transferring Class A shares must transmit a communication, by registered or certified mail with return receipt requested to the Chairman of the Board of Directors and to the other shareholders holding Class A shares, specifying the number of Class A shares, the price, and the other economic and contractual conditions of the transfer and the personal particulars of the Person Bidding for Class A Shares (the “Transferring Notice”). Within 30 days of the date of receipt of the Transferring Notice (the “Term of Exercise”), the shareholders holding Class A shares who intend to avail themselves of the Right of Pre-emption must give the appropriate written communication to the Chairman of the Board of Directors and to the Shareholder Transferring Class A shares (the “Acceptance Notice”). The shareholders holding Class A shares who exercise the Right of Pre-emption, provided that they make a contextual request in the Notice of Acceptance, will have the right (hereinafter, the “Right of Increase”) to acquire the Class A shares remaining on sale once all the Notices of Acceptances have been received (the “Remaining Class A Shares”). Any Notice of Acceptance shall specify the number of Remaining Class A Shares in relation to which the relevant shareholder holding Class A shares wishes to exercise the Right of Increase. The Remaining Class A Shares shall be divided among the shareholders who have exercised the Right of Increase in proportion to the number of Class A shares held by each of them, provided that after the exercise of the above mentioned rights any shareholder holding Class A shares will not be entitled to acquire a number of Class A shares higher than the aggregate number indicated into the Acceptance Notice.

(ii) if after the carrying out of the procedure in the preceding point (i) there still remain any Remaining Class A Shares, each holder of Class A shares other than the Shareholder Transferring Class A shares will have the right to procure within 30 days after the expiry of the Term of Exercise (the “Further Term”) the acquisition of the Remaining Class A shares by one or more Italian Qualified Investors, provided that the Shareholder Transferring Class A shares will not have such right in the case that (aa) the Person Bidding for Class A shares is a Telecom Operator and (bb) as a consequence of such transfer of Class A shares the aggregate percentage of the share capital held by the Founding Class A shareholders is reduced below 35% of the share capital; it being understood that the loss of such right shall refer exclusively to the portion of transfer of Shares falling below such threshold.
If on the date the Further Term expires there are still any Remaining Class A shares or the Italian Qualified Investors do not have the right to acquire Class A shares as referred to above, such Remaining Class A shares shall be offered without delay to the shareholders holding Class B shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 7.2. The Remaining Class A shares which become pre-empted by the shareholders holding Class B shares must be divided among the holders of Class B shares who pre-empted them – in proportion to the number of Class B shares held by each of them, provided that the Right of Increase included in Article 7.2(i) above shall apply mutatis mutandis – subject to the automatic conversion of the aforesaid Class A shares subject to pre-emption at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share subject to pre-emption. The exercise of the Right of Pre-emption by the shareholders holding Class B shares, potentially exercised in accordance with this article 7.2 (ii), must be carried out within 15 days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class A shares, specifying the number of shares requested in pre-emption. The conversion of Class A shares into Class B shares takes effect upon the recording of the decision of the Board of Directors (which for this purpose must be convened within 5 days of the expiry of the term for the exercise of the Right of Pre-emption specified in the present article 7.2 (ii)) resulting from the minutes drawn up by the notary – subject to the condition precedent that the event described under article 7.2(iv) did not occur -, who must proceed to carry out all the necessary formalities for the issuance of Class B shares as well as the necessary registrations in the Register of Companies, also bringing about the necessary and consequent modifications to article 5 of the Company’s By-laws, making the numerical expressions and the text in the necessary parts adequate for all legal purposes, providing, moreover, for deposit, according to article 2346 of the civil code, the text of the By-laws updated in that sense, as well as carrying out all other formalities provided by the current legal standards.
(iii) Should remain any Class A shares subject to the bid not acquired by Class A shareholders or by Italian Qualified Investors or by Class B shareholders in the sense of the foregoing (the “Shares A not Purchased”) and the Person Bidding for Class A shares is accepting to buy the Shares not Purchased, the Shares not Purchased may be transferred from the Shareholder Transferring Class A shares to the Person Bidding for Class A shares, within but not later than 15 days, if the transfer in favour of the Person Bidding for Class A shares has not occurred within the aforesaid term, any later transfer of Class A shares and of the rights related thereto shall be subject again to the procedure specified in the present article 7.2; any act of transfer carried out in violation of the provisions of the present article 7.2 shall be invalid and not opposable to the Company.(iv) Should remain any Share A not Purchased and the Person Bidding for Class A shares is not accepting to buy only the Shares A not Purchased pursuant to the previous paragraph 7.2(iii), the Shareholder Transferring Class A shares shall be entitled to sell all the Class A shares object of the Class A Transferring Notice to the Person Bidding for Class A shares.
7.3 The shareholder who intends to transfer Class B shares (hereinafter, the “Shareholder Transferring Class B shares”) to a potential third-party acquirer as well as to a shareholder of the Company (“Person Bidding for Class B shares”) must offer these shares in advance to all the other shareholders holding Class A and Class B shares with regard to the following procedure:
(i) the Shareholder Transferring Class B shares must transmit a communication, by registered or certified mail with return receipt requested to the Chairman of the Board of Directors and other shareholders, specifying the number of Class B shares, the price, and the other economic and contractual conditions of the transfer and the personal particulars of the Person Bidding for Class B shares (the “Class B Transferring Notice”). Within 30 days of the date of receipt of the notice, the shareholders who intend to avail themselves of the Right of Pre-emption must give the appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class B shares, specifying the number of shares requested in pre-emption;
(ii) (a) Should the offer be accepted in its totality by the shareholders, the Class B shares subject to bidding shall be divided among the aforesaid shareholders, in proportion to the number of shares held by each of them compared to the total number of shares (of Class A and Class B) issued by the Company; (b) should the offer be accepted only in part by the shareholders, the Class B shares offered and acquired must be divided among the aforesaid shareholders in proportion to the number of shares held by each of them compared to the total number of shares (of Class A and Class B); The Class B shares pre-empted by the holders of Class A shares will be transferred to them pursuant to the present Article 7.3 subject to the automatic conversion of the aforesaid pre-empted Class B shares at the rate of one newly issued Class A share (having the same characteristics as the Class A shares in circulation) for each Class B share subject to pre-emption. The conversion of the Class B shares into Class A shares will be executed in compliance with the procedure set forth in Article 7.2 (ii) above.
(iii) Should remain any Class B shares subject to the bid not acquired by Class B shareholders or by Class A shareholders (the “Shares B not Purchased”) and the Person Bidding for Class B shares is accepting to buy the Shares not Purchased, the Shares B not Purchased may be transferred from the Shareholder Transferring Class B shares to the Person Bidding for Class B shares, within but not later than 15 days, if the transfer in favour of the Person Bidding for Class B shares has not occurred within the aforesaid term, any later transfer of Class B shares and of the rights related thereto shall be subject again to the procedure specified in the present article 7.3; any act of transfer carried out in violation of the provisions of the present article 7.3 shall be invalid and not opposable to the Company.
(iv) Should remain any Share B not Purchased and the Person Bidding for Class B shares is not accepting to buy only the Share B not Purchased, the Shareholder Transferring Class B shares shall be entitled to sell all the Class B shares object of the Class B Transferring Notice to the Person Bidding for Class B shares.
7.4 In the event that the transfer of shares does not provide a corresponding amount, or rather if it does not provide it entirely in cash (for example, in the event of donation, barter, or transfer through amalgamation, splitting) the price at which the shareholders in the Company shall be able to acquire the shares offered to them in pre-emption shall be determined by mutual agreement of the shareholder who intends to transfer and the shareholder or shareholders who have exercised the pre-emption (the “Interested Shareholders”). If the Interested Shareholders have not reached an agreement within 30 workdays, elapsing from the moment when the shareholder who intends to transfer has received the communication of the shareholders who intend to exercise the Right of Pre-emption, the price for each share shall be calculated on the basis of the adjusted net worth of the Company to be determined taking into account the price of the shares held in TI calculating by means of the arithmetic average of the official stock exchange prices within 30 days preceding the date of the offer in pre-emption divided by the number of shares issued and, in case of disputes, the calculation, to be carried out on the basis of the criteria indicated above, shall be remitted to an expert appointed by the President of the Court of Milan, upon application by the most diligent shareholder.
7.5 All transfers provided under this Article 7 shall be subject to the applicable Antitrust and/or regulatory provisions and shall occur not later than 10 days after obtaining any applicable Antitrust and/or regulatory clearance, if needed, and in any case not later than six months from the completion of the binding agreement in relation to the transfer of the Shares.
7.6 Transfers made in violation of the provisions of the present article 7 and the following article 8 shall be invalid and unenforceable with regard to the Company.
Article 8
(Right of Co-Sale (Tag-Along))
8.1 Without prejudice to the provisions of the foregoing article 7, in the event that one or more shareholders (hereinafter called jointly the “Considerable Shareholder”) (i) intend to transfer, also one or more times, a number of shares that represent a share equal to at least 30% of the share capital of Company (the “Considerable Share”) to a potential third-party acquirer or to one or more potential acquirers belonging to the same group, connected by a relationship of control or linkage among them in the meaning of article 2359 of the civil code, or who in any case act in concert pursuant to article 109, Consolidated Financial Act, for the purchase of the Considerable Share, and (ii) none of the other shareholders exercises the Right of Pre-emption at the end of the respective term of exercise, or notwithstanding the exercise of the Right of Pre-emption by one or more of the other shareholders a bid by the third party is still pending for a share equal to at least the Considerable Share, the shareholder (or shareholders) who did not exercise the Right of Pre-emption to which they were entitled (hereinafter the “Non-Opting Shareholder”) shall have the right to transfer to the potential third-party acquirer his own shares (the “Right of Co-Sale” or “Tag-Along Right”) at the same terms and conditions of the transfer of the Considerable Shareholder pursuant to this article 8. If the transfer from the Considerable Shareholder does not comprise the entire stake held but only a part of such stake, the Tag Along Right shall be allocated to the Non-Opting Shareholder in the same proportion existing between the number of Shares to be sold and all the shares held by the Considerable Shareholder.
8.2 If the Non-Opting Shareholder intends to exercise its Tag-Along Right, he must, under penalty of forfeiture, give a written communication to the Considerable Shareholder – and a copy to the Company – by the means and under the terms provided for the exercise of the Right of Pre-emption discussed in the foregoing article 7. Once the express request has been made by the Non-Opting Shareholder to avail himself of the Tag-Along Right (hereinafter the “Proposal of Sale”), the aforesaid Non-Opting Shareholder shall be obliged to sell all or the different pro rata quantities established above of his own shares, free from every encumbrance, lien or right in favour of third parties, to the potential third-party acquirer, in accordance with the following procedure:
(i) The Considerable Shareholder must, as a condition for the efficacy of the transfer of his own shares, see to it that the potential third-party acquirer (a) accepts unconditionally the Proposal of Sale mentioned in this article 8.2, having for its purpose the sale of all (or the different pro rata quantities established above) the shares owned by each Non-Opting Shareholder who has made the Proposal of Sale, without the potential third-party acquirer being able to require with regard thereto any declaration and/or guarantee, with the exception of the guarantees pertaining to (ai) the entitlement to the shares owned by the Non-Opting Shareholder, in the absence of commitments regarding these and the capacity to freely dispose of them, and (aii) the fact that the shares are free from every encumbrance, lien or right in favour of third parties; and (b) acquires all (or the different pro rata quantities established above)the shares owned by each Non-Opting Shareholder who made the Proposal of Sale;
(ii) The transfer of the shares by the Considerable Shareholder and the other Non-Opting Shareholders must arrive in one single setting, with contextual payment of the price within and not later than 15 days of the date of receipt of the Proposal of Sale by the Considerable Shareholder;
(iii) If no shareholder has exercised the Right of Pre-emption in the sense of article 7 nor the Tag-Along right in the sense of the present article, the Considerable Shareholder may transfer the shares belonging to him to the relevant third-party acquirer on condition that (a) the transfer occurs under the same conditions indicated in his own communication to the other shareholders, here including the same price. and (b) the transfer shall occur within 15 days of the expiry of the different term of exercise mentioned in the foregoing article 7, it remaining firm that the aforesaid term shall be reasonably extended, as referred below, if the transfer of the shares is subject to obligations of communication in advance or authorization by an authority; it remains the intention that the aforesaid term of 15 days be considered respected if within the appropriate deadline the Considerable Shareholder has executed with the potential third-party acquirer a purchase and sale contract with deferred efficacy (but not more than 6 months) or conditional solely upon the obtaining of the authorizations required by law or regulation (provided that such agreement shall terminate if such authorizations have not been obtained within six months following execution of such purchase and sale contract), at a price per share and, in general, on the terms and conditions indicated by the potential third party acquirer in his own bid. If the transfer to the potential third party acquirer has not taken place in conformity with what is indicated in this paragraph and in the terms provided here, the Considerable Shareholder shall not be able to transfer his own shares unless subject to the experiencing of the procedures discussed in articles 7 and 8 and the transfer shall not be valid and enforceable against the Company.
Article 9
(Bonds and Financing)
9.1 The Company may issue convertible and non-convertible bonds, take loans from shareholders, with interest or interest-free, with or without reimbursement obligation, in compliance with the applicable laws and regulations and its by-laws.
SECTION III
SHAREHOLDERS’ MEETING
Article 10
(Ordinary Shareholders’ Meeting)
10.1 The Ordinary Shareholders’ Meeting shall decide upon matters reserved to it by law. Furthermore, the Ordinary Shareholders’ Meeting authorises, within the meaning of Article 2364 (1)(5) of the Civil Code, subject to the responsibilities of the Board of Directors, (i) with the majority provided in the following Article 12, paragraph 3, the carrying out by the Company of the activities discussed in Article 3.1, letter (c) and (ii) the Company’s acceptance [ or company’s instruction to its subsidiaries, pursuant to its activity of direction and coordination, to accept ]to any tender offers having as their subject the shares of TI, provided that in such a case the efficacy of the authorization resolved by the meeting is subject to the condition precedent of the failed exercise of the Redemption discussed in the following Article 28.2 potentially carried out – with respect to the prerequisites and procedure discussed in the following Article 28.2 – by the shareholders authorised to do so, provided that if the said Redemption is exercised, the aforesaid resolution of the Meeting is intended to be definitively revoked at the moment of the transfer of the shares subject to Redemption and the TI shares directly or indirectly held by the Company shall be rendered unavailable within the meaning of the following Article 28.2 (iii).
Article 11
Call
11.1 The Shareholders’ Meeting may also be convened in a place other the registered office, provided that it is held in Milan.
11.2 The Meeting may be convened, subject to resolution of the Board of Directors, by the Chairman of the Board of Directors by means of a notice at least eight days prior to the date fixed for the meetingto be send by means of: (i) A letter or telegram sent to all the shareholders entered in the shareholders’ register, to the directors and statutory auditors by postal service or an equivalent; with notice of receipt; or alternatively; (ii) a fax or e-mail message sent and received by all the persons indicated above, who must, within the date established for the meeting, confirm in writing, also using the same means, receipt of the notice, specifying the date of receipt whenever the delivery means used do not provide for notification – even electronic – of receipt by the addressee.
11.3 In the notice of call a second meeting may be set for another day, if the preceding Meeting was not legally constituted.
11.4 In the absence of formal call, the Meeting is regularly constituted when the entire share capital of the Company is represented and the majority of the members of the Board of Directors and of the members of the managerial body take part; in that case, each of the participants may object to the discussion of issues for which he is not sufficiently informed.
11.5 Except as provided by the last paragraph of Article 2367 of the Civil Code, the Board of Directors must convene the Meeting without delay when a request is made by as many shareholders representing at least one tenth of the share capital of the Company and the issues to be discussed are set out in the request.
11.6 The Ordinary Shareholders’ Meeting must be convened by the Board of Directors at least once a year, within one hundred and twenty days of the close of the Company’s fiscal year; the Meeting may be convened within one hundred and eighty days of the close of the Company’s fiscal year should the

Company be required to prepare consolidated financial statements or when this is required by particular resons connected to the structure and the purpose of the Company.
Article 12
(Resolutions)
12.1 Without prejudice to the provisions of paragraph 12.3 below, the Ordinary Shareholders’ Meeting – in first call – is regularly convened with the participation of such shareholders as represent at least half of the share capital and — in second call — is regularly convened with the participation of such shareholders as represent at least one fifth of the share capital, except for the approval of the financial statements and the appointment and removal of corporate officers, for which it is regularly convened whatever the proportion of the share capital represented by the shareholders taking part.
12.2 Without prejudice to the provisions of paragraph 12.3 below, the Ordinary Shareholders’ Meeting – in first and second call – resolves with the vote of the absolute majority of the capital present.
12.3 The Meeting convened to resolve on the authorization of activities or operations in pursuit of the corporate purposes indicated in Article 3, paragraph 3.1, letter (c) of the By-laws is validly constituted and decides by a vote of such shareholders as represent at least 95% of the share capital.
The Ordinary Meeting convened to resolve on the distribution of dividends is validly constituted and decides by a vote of such shareholders as constitute at least 65% of the capital stock, it remaining firm that if one or more shareholders who, even altogether, represent a share of the Company greater than 30% of the capital stock, should abstain or be absent from the decision of the Meeting, it may be adopted by a vote of such shareholders as represent the absolute majority of the capital stock.
12.4 The Extraordinary Shareholders’ Meeting – in first and second call – is regularly constituted and resolves with the vote of such shareholders as represent at least (i) 75% of the share capital with regard to the resolutions (x) approving share capital increase with the exclusion of the option right pursuant to article 2441, par. 4 and 5, of the Italian civil code, (y) approving mergers or de-mergers causing a dilution of the stakeholding held by the shareholders in the Company except the mergers provided under Article 18.2(i); and (z) approving amendments to articles 12, 15, 18 and 22 of the present by-laws, and (ii) with regard to the remaining other resolutions, 65% of the share capital (with the exception of resolutions under Articles 2446 and 2447 of the Civil Code, which are decided by the applicable majorities), provided that, in the cases above mentioned under letters (i) e (ii), if one or more shareholders who, even together, hold an interest in the company that exceeds 30% of the share capital should abstain from such a Shareholders’ Meeting resolution or be absent, it may be adopted by a vote of such shareholders as represent at least the absolute majority of the share capital.

In the event the quorums to convene the Extraordinary Shareholders’ Meeting and resolve upon the issues set out in the first paragraph of this paragraph 12.4 are not met, the Extraordinary Shareholders’ Meeting may be convened anew to resolve on the same issues, provided at least 30 days have elapsed from the preceding call. In such a case the meeting – in first call and in second call – is regularly convened and resolves by the vote of such shareholders as represent the absolute majority of the share capital.
Article 13
(Right of participation and vote)
13.1 Participation in the shareholders’ meeting is allowed to those shareholders having the right to vote or the financial instruments giving the right to vote on at least one of the topics listed on the agenda as well as to those individuals who have been granted the right of participation either by law or by virtue of these By-laws. Each share has attached the right to issue one vote. The Company guarantees the provision of translation services in favour of shareholders who do not speak Italian.
13.2 For participation in the shareholders’ meeting, it is not necessary to have previously lodged (i) shares or the relative certificates thereof, and (ii) financial instruments incorporated in securities or documented by certificates.
13.3 The shareholders’ meeting can also be held in a number of places, either contiguous or distance from each other, connected by audio and/or video, as long as the collective assembly method is used, principles of good faith are upheld, and all shareholders are treated equally. In particular, it is necessary that:
(i) the president of the shareholders’ meeting and the person taking record of the shareholders’ meeting be in the same place; they will write up and sign the minutes and for the purposes of record the meeting will be considered as having taken place at that location;
(ii) the president of the shareholders’ meeting be allowed, including through the office of the president, to verify the identity and legitimacy of the participants, control the meeting process, verify and announce the results of voting;
(iii) the person taking down the minutes be allowed to properly observe the shareholders’ meeting events he or she is required to record;
(iv) the participants be allowed to take part in the discussion and simultaneously vote on the items of the agenda, as well as view, receive and transmit documents;
(v) the audio and/or video locations to which the Society is responsible for allowing the participants to connect to be indicated in the notice to call the shareholders’ meeting.
Article 14
(President and secretary)

14.1 The shareholders’ meeting shall be chaired by the Chairman of the Board of Directors or by a person elected with the majority vote of those present.
14.2 The shareholders’ meeting shall appoint a secretary,not necessarily having to be a shareholder, and if need be also one or more observers,, not necessarily having to be shareholders. The attendance of the secretary is not necessary when the minutes are recorded by a notary.
SECTION IV
ADMINISTRATION

Article 15
(Appointment of the Board of Directors)
15.1 The Company is administered by a board of directors of 10 directors.
15.2 The appointment of the board of directors shall take place on the basis of on the lists submitted by shareholders holding Class A shares and Class B shares in accordance with the paragraphs describing this process whereby the candidates shall be listed using a sequential numbering scheme.
Class A Shareholders who, either individually or collectively with other Class A Shareholders represent a participation equal to at least 20% of the Company’s share capital may submit or concur in the presentation of a list. Class B shareholders who, individually or collectively with other Class B Shareholder hold a participation equal to at least 20% of the Company share capital may submit or concur in the presentation of a list.
The lists submitted by the shareholder must be submitted to the Company’s registered office at least seven days before the date set for the shareholders’ meeting and each of them must contain the number of candidates equal to the maximum number of board members to be elected.
Included with each list, and within the deadlines indicated above, there must be narrations with which the individual candidates irrevocably accept their candidature and attest, under their own responsibility, that there are no pre-existing conditions of ineligibility or incompatibility, and that they do in fact possess the requirements set out for the respective positions.
Shareholders can submit or concur with a submission, and vote on a single list.
The Class A shareholders will be entitled to vote exclusively lists submitted by one or more Class A shareholders. The Class B shareholders will be entitled to vote exclusively lists submitted by one or more Class B shareholders.
15.3 In the event that on the date of the general shareholders’ meeting resolving upon the appointment of the board of directors, the Class A shares represent in the aggregate the absolute majority of the share capital of the Company, the following procedure is to be followed in the appointment of the members of the Board:
(a) from the list that may have been submitted by Class B shareholders, 4 board members shall be chosen, the first of the directors elected shall be appointed as vice chairman;

(b) the remaining board members to be elected will be taken from the list submitted by Class A shareholders, the first of the directors elected shall be appointed as chairman.
On the contrary, in the event that on the date of the general shareholders’ meeting resolving upon the appointment of the board of directors, the Class B shares represent in the aggregate the absolute majority of the share capital of he Company, the following procedure is to be followed in the appointment of the members of the Board:
(x) from the list that may have been submitted by Class A shareholders, 4 board members shall be chosen, the first of the directors elected shall be appointed as vice chairman;
(y) the remaining board members to be elected will be taken from the list submitted by Class B shareholders, the first of the directors elected shall be appointed as chairman.
When a single list has been submitted, the board members who appear on that list will be elected.
15.4 If on the date of the general shareholders’ meeting resolving upon the appointment of the board of directors the Class B shares represent in the aggregate less than 30% and more than 20% of the Company’s share capital, two directors shall be chosen from the list submitted by the Class B shareholder while the remaining directors shall be chosen by the list submitted by the Class A shareholders. If on the date of the general shareholders’ meeting resolving upon the appointment of the board of directors the Class A shares represent in the aggregate less than 30% and more than 20% of the Company’s share capital, two directors shall be chosen from the list submitted by the Class A shareholder while the remaining directors shall be chosen by the list submitted by the Class B shareholders.
15.5 In the event that no list is submitted, the appointment of the board members will not be carried out with the list vote system indicated above but rather by a resolution of the Shareholders’ meeting taken with the legal majorities present.
15.6 If in the course of this exercise a director has ceased to add his or her position, he or she shall be replaced by the first non-elected candidate on the same list to which the missing director belongs, or if there is an obstacle to the first non-elected candidate stepping up in this manner, then the non-elected person immediately below him or her on that same list will serve as the replacement. If it is not possible for any reason to replace the missing board member with any of the non-elected candidates from that same list, then the provisions of law shall be followed.
If in the course of the exercise there fails to be a majority with regard to the members who make up the board of directors, then the remaining board members shall resign, with such resignation taking official effect from the moment the Board is reconstituted by nomination of the shareholder’s meeting.
A shareholders’ meeting shall be called immediately by remaining board member, for the purposes of appointing the new board of directors.
Should all board members resign or cease to hold their position for any reason, the shareholders’ meeting for the purposes to appoint the new board of directors, shall be called immediately by the board of statutory auditors, which shall perform the ordinary administrative activity in the meantime.

Article 16
(General provisions)
16.1 The administration of the Company may also be entrusted to non-members.
16.2 The directors shall hold their positions for a term established by their deed of appointment and therefore for a period not to exceed three financial years. This term shall expire on the date of the shareholder meetings’ called to approve the balance sheet for the last financial period of their term.
Article 17
(Chairman of the board of directors)
17.1 The board of directors elects from among its members – where a shareholders’ meeting has not already been held –a chairman and the possible one or more vice-chairman presidents in accordance with the provision of the present By-laws, establishing therein their powers save for the power provided by law.
17.2 The board of directors can further appoint a secretary, also in a permanent manner, and who does not necessarily have to be a member of such board of directors.
Article 18
(Powers of the board of directors and representation)
18.1 The board of directors is vested with the broadest powers for ordinary and extraordinary management of the Company, without exception of any sort, and shall carry out all functions not reserved — by law or these By-laws- to the competence, including of an authoritative nature, of the shareholders’ meeting.
18.2 The board of directors shall be exclusively responsible for making decisions on the following:
(i) mergers by incorporation of companies in which the Company holds at least ninety percent of the shares or stakes, merger by incorporation of the Company into another company which already holds at least ninety percent of the Company’s shares, as well as a de-merger of the Company;
(ii) transactions for the of acquisition or transfer of – or encumbrance of – the Company’s direct or indirect shareholdings in any form or manner in O or in TI or any rights attached to those shares including, but not limited to, voting rights, with the exception of shareholdings transferred to meet public acquisition offers provided by law or regulation which shall occur once the authorization of ordinary shareholders’ meeting has been given;
(iii) investments in companies other than investments in O and in TI;
(iv) capital expenditures and financial structure decisions for amounts in excess or Euro 75 million;
(v) decisions on the vote to be exercised in the shareholders’ meetings of O and TI;
(vi) approval and amendments of the Company’s budget;
(vii) reduction of share capital in the event of a shareholder’s withdrawal;

(viii) the By-laws’ compliance with legislative provisions;
(ix) the setup, transfer or dissolution of branch offices.
The resolutions regarding the matters mentioned above in (ii) to (vi) are approved by way of the vote of at least 7 sitting board members of the board of directors (the “Consolidated Quorum”). As a partial exception to the above, should there be resolutions of board members that require Consolidated Quorums, in the event that 3 or more board members have/has abstained or is/are absent, these resolutions shall be taken with the vote of the majority of only those board members sitting.
Subject to the above, in the event that the Consolidated Quorum is not achieved for the resolutions relating to the areas cited in sections (ii) and (v) above, the board of directors can be called again to resolve on these same issues. In this case, the board of directors shall resolve with the vote of the majority of only those board members sitting.
18.3 The representation, including in legal proceedings (including therein the ability to file lawsuits and initiate legal actions, including in Supreme Courts and to appoint to that end attorneys and proxy attorney), is the responsibility of:
(i) the chairman of the board of directors;
(ii) the vice-chairman;
(iii) anyone not a member of the board of directors, designated thereby, within the scope of and in the exercise of the powers granted to them.
Article 19
(Meetings of the board of directors)
19.1 The board of directors can also meet in a place other than the registered office of the Company, provided that it occurs in Milan, any time that the chairman of the board of directors, or whoever is standing in for him, deems it suitable and/or necessary or when he is asked to do so by at least one of his directors or by the board of statutory auditors and at least once every quarter.
19.2 The board of directors is called to assembly by the chairman of the board of directors or by whomsoever is standing for him, at least five business days — or in case of urgency, two business days – before the date set for the meeting, via registered letter, hand-delivered letter, telegram or fax, sent to all directors and statutory auditors at the addresses indicated in the company books; the date, place and time of the meeting, list of items on the agenda and possible details relating to the audio and/or videoconferencing connections should be included in the call to assembly.
19.3 In the absence of a formal call to assembly, the board of directors shall be considered as having been validly constituted if all sitting board members and statutory auditors are participating therein.
19.4 At the request of any Director, meetings of the board of directors can also take place in a number of places, either together or distant from each other, connected by audio and/or video, as long as :

(i) the president of the assembly and the person taking record of the assembly are in the same place; they will write up and sign the minutes and for the purposes of record, the meeting will be considered as having taken place at that location;
(ii) the president of the assembly is allowed to verify the identity of the participants, control the meeting process, oversee and announce the results of voting;
(iii) the person taking down the minutes is allowed to properly observe the events of the meeting he or she is tasked with recording;
(iv) the participants are allowed to take part in the discussion and simultaneously vote on the items of the agenda, as well as look at, receive and transmit documents;
The Company guarantees the provision of translation services for directors’ interventions and the translation of the relevant documents to be review by the Board, which shall be provided with together with the corresponding call of the meeting.
19.5 Without prejudice to the provisions of article 18.2 above, the resolutions of the board of directors shall be considered as having been validly made with the majorities provided by law.
19.6 Meetings of the board of directors are presided over by the president of the board of directors or by the board member appointed by the participants.
19.7 Resolutions of the board of directors must be recorded in the minutes signed by the president of the meeting and by the individual who recorded them and must be transcribed into the book of assemblies and deliberations of the board of directors.
Article 20
(General Manager and attorneys)
20.1. The board of directors may appoint, replace and remove one or more chief executive officers, deciding on their functions, assignments and faculties.
20.2 The board of directors may also appoint, replace and remove agents, attorneys and representatives – in general – for particular acts or categories of acts; the same can be done by any director vested with the power of representation, within the limits of the relative assignments.
Article 21
(Compensation of directors)
21.1 Compensation for directors shall be determined in accordance with article 2389 of the civil code.
21.2 The shareholders’ meeting may determine a total amount for compensation of all the directors, including those invested with particular offices.
21.3 In any case, the directors must be reimbursed for expenses incurred in the performance of their duties.
SECTION V

BOARD OF STATUTORY AUDITORS AND ACCOUNTING CONTROL
Article 22
(Board of Statutory Auditors)
22.1 The Board of Statutory Auditors is composed of three effective auditors and two alternate auditors. The Board of Statutory Auditors elects a Chairman by majority vote from among its effective members. In the event of absence or impediment of the Chairman, the auditor oldest in age will replace him.
Appointment of the Board of Statutory Auditors shall be done on the basis of lists submitted by shareholders. Class A shareholders can submit or concur to submit a single list. Class B shareholders can submit or concur to submit a single list.
The lists submitted by the shareholders must be submitted to the Company’s registered office at least than [ten] days before the date set for the first-call of the shareholders’ meeting.
Included with each list, and within the deadlines indicated above, there must be declarations with which the individual candidates irrevocably accept their candidature and attest under, their own responsibility, that there are no pre-existing conditions of ineligibility or incompatibility, and that they do in fact possess the requirements set out for the respective positions by law and by the By-laws.
The lists shall be divided into two sections: one for candidates for the position of effective statutory auditor and the other for candidates for the position of alternate auditor.
Anyone with the right to vote can vote on a single list.
The following procedure is to be followed in the election of the members of the Board:
(a) from the list that may have been submitted by Class B shareholders shall be chosen, per the sequential order in which they appear on this list, one alternate and one effective statutory auditor, acting as Chairman.
(b) the remaining board members to be elected will be taken from the list submitted by Class A shareholders.
22.2 The effective statutory auditors will be compensated on the basis of professional tariffs, where such compensation has not been determined by the shareholders’ meeting.
22.3 Meetings of the board of statutory auditors may also be held using telematic methods in compliance with the rules set forth under Article 19.4 above.
Article 23
(Accounting control)
23.1 Until the Company is not obliged to consolidated its financial statement, the accounting control is exercised by the Board of Statutory Auditors, entirely formed by accounting auditors registered under the national register kept by the Ministry of Justice; with resolution of the ordinary shareholders’

meeting, accounting control may, however, be conferred on an accounting auditor or an auditing company registered under the national register kept by the Ministry of Justice.
SECTION VI
FINANCIAL STATEMENTS AND PROFITS
Article 24
(Company fiscal year)
24.1 The Company’s fiscal years end on 31 December of every year.
Article 25
(Balance sheet)
25.1 At the end of each of the Company’s fiscal year, the board of directors shall draw up the financial statement pursuant to law.
Article 26.
(Profits)
26.1 The profits resulting form the financial statement, minus an amount not less than 5% (five percent) intended for the legal reserve, up to the limit allowed by law, shall be distributed among the shareholders in a proportion corresponding to the number of shares held by each shareholders, unless the shareholders’ meeting decides on special allocations to extraordinary reserves or some other purpose or decides to carry it over — in whole or in part — to the next fiscal year.
26.2 If the Company’s financial statement has been subjected by law to auditing by an auditing company registered under the related professional register, the distribution of accounts of dividends pursuant to article 2433-bis of the civil code is allowed.
SECTION VII
DISSOLUTION
Article 27
(Dissolution)
27.1 The Company shall be dissolved for the reasons established by law.
27.2 In the event the Company is dissolved, the procedure to be followed shall be that set out in articles 2484 and subsequent of the civil code.
SECTION VIII
RULES FOR REDEMPTION

Article 28
(Methods for exercising the right of redemption)
28.1 Any Company Share (either Class A or Class B) can be redeemed pursuant to and for the effects of article 2437-sexies of the civil code, if the prerequisites set out in this article have been satisfied.
28.2 If the ordinary shareholders’ meeting has authorized the Company, pursuant to article 10.1(ii), to adhere to public tender offers to acquire the shareholdings directly or indirectly held by the Company in TI, any shareholder (or shareholders) who have caused to set down in writing their dissent thereto at this shareholders’ meeting (hereafter, the “Dissenting Shareholder”) shall have the option of redeeming all – and not just part – of the Company Shares (hereafter, the “Redemption”) held by the other shareholders, in accordance with the following procedure:
(i) The Dissenting Shareholder who wishes to exercise the Redemption must give written notification (the “Notice”) thereof via registered letter with return receipt to all the other shareholders and to the Chairman of the board of directors within five [5] working days after the date of the shareholders’ meeting which decided to authorize the operation cited above, indicating, in this notification, the Redemption price, determined pursuant to the following point (iv);
(ii) in the event that there are more Dissenting Shareholders, they shall have the right to buy the Shares which are the object of the Redemption in proportion to their stake in the Company’s share capital;
(iii) as of the date of the Ordinary Shareholders Meeting which decided to authorize the operation cited above, the TI shares directly or indirectly held by the Company will be made unavailable by depositing them in an account held by the Company or by a company controlled by it which owns a direct stake in TI, with a fiduciary company that has received binding and irrevocable instructions, in accordance with the provisions of this clause, and with the necessary powers to proceed to execute the transfer and endorsement of the shares to the Dissenting Shareholder/s;
(iv) the Redemption price per each Company share shall be the Company’s adjusted net worth divided by the total number of issued Company Shares. The Company’s adjusted net worth is determined by taking into account the higher between (i) the consideration offered for the TI shares in the public tender offer; and (ii) the price of the shares held in TI calculated on the basis of the arithmetic average of the official stock exchange prices within 30 days preceding the date of the Notice.
(v) in case of dispute, on the part of one or more shareholders, as to the price of Redemption within 10 days after receipt of the notification mentioned in number (i) above, the determination thereof shall be handed over to an expert appointed, upon request of the most diligent shareholder, by the President of the Court of Milan. The expert must adhere to the criteria stated in the preceding number (iv) above and must determine the Redemption price within 20 working days after the appointment;
(vi) the transfer of the shares and the payment of the Redemption Price shall occur: (x) within 15 business days following the Notice, or (y) if the transaction is subject to any authorization by law or contract, within 15 business days following obtaining such authorization or (z) in case of dispute, within 15 business days following the final determination of the Redemption price, provided that transfer of the Shares which are the object of the Redemption shall only take effect from the time of the notification to the Company that the Redemption price has been deposited – as indicated in the Notice if there are no disputes, or as determined by the expert appointed pursuant to number (v) above – with the Banks indicated by the transferring shareholders, being understood that simultaneously the Company will proceed to make the consequent annotations in the shareholders’ register.
SECTION IX
TRANSITORY RULES
Upon the Founding Class A shareholders (as defined above) ceasing to hold in the aggregate at least 35% of the share capital, article 7.2(ii) above shall be replaced as follows :
“(ii) if after the carrying out of the procedure in the preceding point (i) there still remain any Remaining Class A Shares, such Remaining Class A shares must be offered without delay to the shareholders holding B shares by means of a communication made in the form specified in the preceding paragraph (i) of this Article 7.2; the Remaining Class A shares which become pre-empted by the shareholders holding Class B shares must be divided among the holders of Class B shares who pre-empted them – in proportion to the number of Class B shares held by each of them, provided that the Right of Increase included in Article 7.2(i) above shall apply mutatis mutandis – subject to the automatic conversion of the aforesaid Class A shares subject to pre-emption at the rate of one newly issued Class B share (having the same characteristics as the Class B shares in circulation) for each Class A share subject to pre-emption. The exercise of the Right of Pre-emption by the shareholders holding Class B shares , potentially exercise in the sense of what is provided in the present article 7.2 (ii), must be carried out within 30 days of the receipt of the notice of offering in pre-emption by means of an appropriate written communication to the Chairman of the Board of Directors and the Shareholder Transferring Class A shares, specifying the number of shares requested in pre-emption. The conversion of Class A shares to Class B shares takes effect upon the recording of the decision of the Board of Directors (which for this purpose must be convened within 5 days of the expiry of the term for the exercise of the Right of Pre-emption specified in the present article 7.2 (ii)) resulting from the minutes drawn up by the notary — subject to the condition precedent that the event described under article 7.2(iv) did not occur -, who must proceed to carry out all the necessary formalities for the issuance of Class B shares as well as the necessary registrations in the Register of Companies, also bringing about the necessary and consequent modifications to article 5 of the Company’s By-laws, making the numerical expressions and the text in the necessary parts adequate for all legal purposes, providing, moreover, for deposit, according to article 2346 of the civil code, the text of the By-laws updated in that sense, as well as carrying out all other formalities provided by the current legal standards.